ZEP, INC.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

February 13, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Leland Benton

Zep, Inc.

Registration Statement on Form S-3 (File No. 333-186093)

Dear Mr. Benton:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zep, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on February 15, 2013, or as soon thereafter as practicable.

The Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ZEP, INC.

By:	/s/ Mark R. Bachman
	Name:	Mark R. Bachmann
	Title:	Executive Vice President and Chief
Financial Officer